FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2011

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED-CAPITAL PUBLICLY-HELD CORPORATION

Corporate Taxpayer’s Registry (CNPJ/MF) number 47.508.411/0001-56

MINUTES OF THE MEETING HELD BY THE FISCAL COUNCIL

ON JUNE 28, 2011

1                 DATE, TIME AND PLACE: On the twenty-eighth day of June, at 9 a.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, 3.142, in the city Capital of São Paulo State.

2                 BOARD: Chairman: Fernando Dall Acqua; Secretary: Renata Catelan P. Rodrigues.

3                 CALL AND ATENDENCE: Fernando Maida Dall’Acqua, Mario Probst and Raimundo Lourenço Maria Christians as well as the members of the Management of the Company, and representatives of the independent auditor Ernst & Young.

4                 AGENDA: Analysis and discussion of the Form 20-F and of the Consolidated Financial Statements of the Company – under the requirements of IFRS related to the fiscal year ended on December 31, 2010.

5                 RESOLUTIONS:  After the meeting was convened, the Fiscal Council members examined the Agenda and resolved by unanimous vote:

5.1             Analyzed the Form 20-F of the Company and the Consolidated Financial Statements of the Company – in accordance with IFRS, related to the fiscal year ended on December 31, 2010, being clarified all doubts of the members of the Fiscal Council by the officers of the Company and by the independent auditors. Completed the analysis and discussion, the members of the Fiscal Council issued the following opinion: OPINION OF THE FISCAL COUNCIL: The Fiscal Council, in fulfillment of the legal and by-laws statements, examined the Form 20-F and the Consolidated Financial Statements of the Company, in accordance with IFRS, attached hereto. Based on such analysis, in the conference of the independent auditor, resolved the differences, and considering the explanations given by the officers of the Company, is of the opinion that the documents adequately reflect the information that it contains and are able to be submitted to the Board of Directors for analysis and approval.

APPROVAL AND SIGNATURE OF THE MINUTES: With nothing further to come before the board, the works were adjourned for this minute to be drafted. The works being duly reopened, this was read, approved and signed by all present. São Paulo, June 28, 2011. Signatures: Chairman: Fernando Dall Acqua; Secretary: Renata Catelan P. Rodrigues. Fernando Maida Dall Acqua, Mario Probst e Raimundo Lourenço Maria Christians. The extract of this minute was drafted on the relevant book, according to Paragraph 3 of Section 130 of Law no. 6,404/76, as amended.

Renata Catelan P. Rodrigues

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 05, 2011	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.